St. Laurent Paperboard Inc.
                          Second Quarter
                          Report

                          for the period ending
                          June 30, 1999


           To obtain a French version of this Report please contact:
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
                            MESSAGE TO SHAREHOLDERS

For the second quarter of 1999, St. Laurent Paperboard Inc. generated net earnings of $6.8 million, or $0.13 per share, on net sales of $218.6 million, compared to a net loss of $0.3 million, or $0.01 per share, on net sales of $203.6 million for the same quarter in 1998.

For the first six months ended June 30, 1999, net earnings increased to $9.1 million or $0.18 per share, on net sales of $417.0 million, compared to $0.072 million on net sales of $409.9 million for the same period in 1998. This increase in profitability in 1999 is mainly attributable to cost reductions and revenue enhancement initiatives, the lower value of the Canadian dollar and a higher volume of products sold.

NET SALES
Net sales in the second quarter of 1999 increased to $218.6 million compared to $203.6 million for the same period in 1998. This improvement in net sales is attributable to increased shipments of all our products. Shipments were up 10.3% for corrugated products, 5.6% for paperboard products and 27.2% for liquid and food products. Net price realizations, in the second quarter of 1999, were lower for paperboard and liquid and food products by 1.5% and 1.4% respectively compared to 1998. Net price realizations for corrugated products were 1.5% higher, compared to the same period in 1998.

Shipments were higher for all paperboard products in the second quarter. White top linerboard shipments increased by 19,200 tons, corrugating medium and kraft linerboard shipments increased by 4,200 and 15,200 tons respectively, compared to the 1998 corresponding period. Liquid and food shipments also went up by 3,679 tons in the second quarter, compared to 1998. No shipments of market pulp were made in the second quarter, compared to 31,700 tons for the corresponding quarter in 1998.

BUSINESS REVIEW
-     8% reduction in primary mills' manufacturing costs

-     8-day outage of the La Tuque bleached board machine for upgrade

-     Somewhat lower selling prices  compared to the second quarter of 1998

-     Higher shipments for all products

- Acquisition of Castle Rock Container increased the Company's integration level to 48%

Table 1  - Key Financial Results
(In millions of US dollars, except per share amounts)

                                      1999             1998            1999
                                 Second Quarter   Second Quarter   First Quarter

Net sales                             218.6            203.6          198.4
EBITDA                                 33.9             24.4           21.1
EBITDA margin - %                      15.5%            12.0%          10.7%
Operating earnings                     17.3              8.2            4.7
Net earnings (losses)                   6.8             (0.3)           2.3
Per share                              0.13            (0.01)          0.05

Note: EBITDA is Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA margin is the ratio of EBITDA divided by net sales.

Table 2 - Net Earnings (loss)
(In millions of US dollars)

                               1998      1998      1998      1999     1999
                               Qtr 2     Qtr 3     Qtr 4     Qtr 1     Qtr 2

Before West Point Mill         (0.3)     (4.5)    (10.6)     2.3       6.8
Restructuring

After West Point Mill          (0.3)    (12.8)    (10.6)     2.3       6.8
Restructuring

OPERATING EARNINGS

1999 2nd quarter vs 1998 2nd quarter
For the second quarter of 1999, operating earnings were $17.3 million compared to $8.2 million, an increase of $9.2 million compared to 1998. The operating earnings improvement is mainly attributable to paperboard cash manufacturing costs which were 8% lower in the second quarter of 1999, compared to the same quarter in 1998 due to lower fibre costs, the lower value of the Canadian dollar and lower manufacturing costs at the West Point mill. As a result of the decision to cease production of bleached hardwood market pulp; to close down a chip mill and to downsize our marine operations, West Point manufacturing costs, mostly labour, fibre and other material costs, went down 9% during the quarter, compared to the corresponding 1998 period.

The Company actively manages its Canadian dollar exposure. Canadian dollar forward contracts, averaging US $0.71, expired during the quarter, while the actual rate during the quarter was US $0.68, resulting in an opportunity loss of $0.5 million (including Canadian dollar denominated inventory translation), compared to a loss of $3.1 million for the corresponding quarter in 1998.

Table 3 - Operating earnings variances
1999 2nd quarter vs 1998 2nd quarter
(In millions of US dollars)

VARIANCE    Positive (Negative)
                                    Mill     Converting      Other      Total

Net price realization on           (4.3)         1.9          --        (2.4)
  all products
Cost reduction                     10.1         (1.1)        (0.7)       8.3
Volume increase                     0.9          1.2           --        2.1
Foreign exchange opportunity loss   2.6           --           --        2.6
Selling and administration         (1.1)        (1.9)         2.0       (1.0)
Depreciation                       (0.3)        (0.1)          --       (0.4)
  Total                             7.9           --          1.3        9.2

1999 2nd  quarter vs 1999 1st quarter
In the second quarter of 1999, operating earnings increased to $17.3 million compared to $4.7 million in the first quarter, an increase of $12.6 million, mainly resulting from higher net price realization for paperboard and converting products totalling $12.0 million and $5.2 million respectively as well as lower foreign exchange opportunity losses of $0.9 million (including Canadian dollar denominated inventory translation). Selling and administrative expenses were $1.4 million higher in the second quarter, mainly attributable to the Castle Rock Container acquisition. Primary mill costs were down by $1.3 million in the second quarter of 1999 when compared to the first quarter of 1999.

Table 4 - Operating earnings variances
1999 2nd quarter Vs 1999 1st quarter
(In millions of US dollars)

VARIANCE    Positive (Negative)
                                     Mill     Converting      Other      Total
Net price  realization  on           12.0         5.2          --         17.2
  all products
Cost reduction                        1.3        (6.0)         0.3        (4.4)
Volume increase                      (0.5)        0.9          --          0.4
Foreign exchange opportunity loss     0.9          --          --          0.9
Selling and administration           (0.6)       (0.8)         --         (1.4)
Depreciation                          --         (0.1)         --         (0.1)
  Total                              13.1        (0.8)         0.3        12.6

LIQUIDITY AND CAPITAL EXPENDITURES

During the second quarter, cash provided by operating activities was $30.9 million compared to $19.0 million for the corresponding quarter in 1998. The $11.9 million increase is attributable to higher earnings and to a reduction of 12,700 tons of paperboard finished goods inventory during the quarter compared to an inventory increase of 4,600 tons for the same quarter of 1998, which also contributed to the improvement in liquidity. Capital expenditures were $11.9 million compared to $15.0 million for the second quarter of 1998. The decrease in capital expenditures in the second quarter is part of the Company's program to undertake only indispensable projects to maintain its facilities while maintaining a conservative capital structure. The Company closed its $25.5 million acquisition of Castle Rock Container increasing its integration level by about 3%.

YEAR-2000 COMPLIANCE

Approach
St. Laurent Paperboard Inc. initiated its Year 2000 compliance program ("Y2K") under the supervision of a centralized Y2K Project Management Organization (PMO) in February 1998 with a focus of achieving Y2K readiness for all Information Technology (IT) and computer controlled process technologies used in the Company's business. The Company's Y2K compliance program also includes the assessment of the Y2K readiness of its major suppliers and customers by contacting them to evaluate their strategies and action plans for the Y2K transition. To minimize the Y2K risk, contingency plans and rollover strategies will be deployed as part of the program.

Readiness
The Company's Y2K compliance process involves six steps: inventory, impact assessment and plan formulation, communications with stakeholders, remediation, integration testing and finally contingency planning. The first three phases of this process are completed. The remediation phase is 95% completed and the integration testing is almost completed and will continue until year end. For the information technology used by the Company to control and optimize its manufacturing processes, critical systems were tested or verified by their manufacturers under the Company's supervision and, where required, corrective action has been completed.The remediation of the remaining non-critical items is progressing as planned, is fully funded and is expected to be completed within the third quarter of 1999.

The Company initiated action under its Y2K program in early 1998 to replace the order fulfillment, order tracking and invoicing software programs in four of its converting plants. At this time the Company has successfully replaced three of the non-compliant systems. The fourth system is scheduled to be operational in the third quarter of 1999. Order fulfillment and production management systems at the Company's seven other converting plants and at the four primary mills have been upgraded to compliant software versions.

Risk to the Company
St. Laurent Paperboard's primary business consists of manufacturing and selling paperboard products, and most of our systems are not date sensitive. For systems where dates are critical, the Company could face localized interruptions if Y2K issues are not properly resolved. Our main risk, therefore, would arise if we were temporarily unable to produce and deliver our products due to interruption of a production unit, the malfunction of a production management system, or an interruption in delivery of raw material or services from a critical supplier.

To minimize any possible shutdown of production units, the Company's Y2K compliance program will continue beyond the remedial phase of the program with integrated system testing. In addition, critical suppliers of transportation, raw materials, utilities, payment systems as well as financial services, government agencies and other critical service providers, are currently being surveyed by the Company to assess their Y2K readiness status. As the Company assesses the replies of its suppliers, contingency plans will be prepared, as required, to minimize the risk of business interruption to the Company. We anticipate that the assessment of these suppliers will be completed by the end of the third quarter of 1999. It is not possible however, to be certain that all aspects of the Y2K issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Contingency planning
Our contingency planning will focus on critical areas of potential business disruption. Contingency plans are being developed on three levels: marketplace risk and opportunities, production unit and supply chain risk, and finally on an item-by-item level. The plans will include procedures to minimize disruption of critical supply items as well as procedures to deal with possible production unit failures. Critical suppliers will be assessed according to the anticipated impact to the Company should such a supply failure occur and plans will be developed, as required, to ensure that alternate sources of supply will be readily available.

Costs
The Company's cost to achieve Y2K compliance is estimated at $6 million. Of that amount, approximately $3.5 million will be capitalized. At the end of June, about $2.3 million has been capitalized and $1.8 million has been expensed.

OUTLOOK

Both the US and Canadian economy continue to show strong growth and it is expected that they will continue to perform strongly over the next two quarters. A price increase for white top linerboard and corrugating medium of $40 and $50 per ton respectively is being implemented effective with July 1 shipments. Concurrently, a box price increase of 10 to 12% has been announced and will be gradually implemented in the third quarter.

On behalf of the Board of Directors,


  /s/ Raymond R. Pinard
-----------------------------------
Raymond R. Pinard
Chairman of the Board


 /s/ Jay J. Gurandiano
-----------------------------------
Jay J. Gurandiano
President and Chief Executive Officer


CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(in thousands of US dollars, except per share amounts)

                                                Second quarter ended     First quarter ended        6 months ended
                                                       June 30                March 31                 June 30

                                                 1999           1998           1999             1999              1998
----------------------------------------------------------------------   -------------------   -------------------------

Sales                                     $     236,184     $  220,636   $     216,475         $    452,659   $  444,845
Cost of delivery                                 17,565         17,073          18,051               35,616       34,931
                                          ----------------------------   -------------------   -------------------------

Net sales                                       218,619        203,563         198,424              417,043      409,914
                                          ----------------------------   -------------------   -------------------------

Cost of sales                                   170,584        166,038         164,592              335,176      334,804

Selling and administrative expenses              14,092         13,082          12,687               26,779       25,560
Amortization                                     16,598         16,257          16,435               33,033       32,045
                                          ----------------------------   -------------------   -------------------------
                                                201,274        195,377         193,714              394,988      392,409
                                          ----------------------------   -------------------   -------------------------
Operating earnings                               17,345          8,186           4,710               22,055       17,505
Interest expense, net                             6,517          7,168           7,057               13,574       14,937
Other expense (income)                              630              3          (4,816)              (4,186)         (10)
                                          ----------------------------   -------------------   -------------------------

Earnings before income taxes                     10,198          1,015           2,469               12,667        2,578
Provision for income taxes                        3,550          1,294             479                4,029        2,506
                                          ----------------------------   -------------------   -------------------------
                                                  6,648           (279)          1,990                8,638           72

Earnings from equity investment                     186              -             285                  471            -
                                          ----------------------------   -------------------   -------------------------
Net earnings (loss)                               6,834           (279)          2,275                9,109           72
                                          ----------------------------   -------------------   -------------------------
Net earnings (loss) per common share
    Basic                                          0.13          (0.01)           0.05                 0.18         0.00
                                          ----------------------------   -------------------   -------------------------
    Fully diluted                         $        0.13     $     fn1    $        0.05         $       0.18   $     0.00
                                          ----------------------------   -------------------   -------------------------

Retained earnings at beginning of period  $       4,044     $   25,383   $       1,769         $      1,769   $   25,032

Net earnings (loss)                               6,834           (279)          2,275                9,109           72
                                          ----------------------------   -------------------   -------------------------
Retained earnings at end of period        $      10,878     $   25,104   $       4,044         $     10,878   $   25,104
                                          ----------------------------   -------------------   -------------------------
Weighted average number of outstanding
common shares (in thousands)                     49,310         49,081          49,264               49,287       49,056
                                          ----------------------------   -------------------   -------------------------
    fn1 Anti-dilutive

CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION
(unaudited)
(in thousands of US dollars)


                                                Second quarter ended     First quarter ended        6 months ended
                                                       June 30                March 31                 June 30

                                                 1999           1998           1999             1999              1998
---------------------------------------------------------------------    -------------------   -------------------------

Cash provided by (used in)
Operating activities
  Net earnings (loss)                           $ 6,834     $    (279)        $  2,275         $   9,109      $       72
  Items not involving cash
    Amortization of property, plant and
     equipment, deferred costs and goodwill      16,598        16,257           16,435            33,033          32,045
    Amortization of debt issue costs                311           379              399               710             605
    Future income taxes                           3,011         1,051              185             3,196           1,679
    Gain on sale of property, plant and
     equipment                                        -             -           (4,553)           (4,553)           (235)
    Other                                           (64)         (369)            (222)             (286)           (649)
  Start-up and other deferred costs incurred       (587)          888             (691)           (1,278)            841
  Post retirement expense, net of funding           665           421            1,041             1,706           1,195
  Earnings from equity investment                  (186)            -             (285)             (471)              -
                                                ---------------------    -------------------   -------------------------
                                                 26,582        18,348           14,584            41,166          35,553
  Change in non-cash working capital
   relating to operations
    Accounts receivable                            (495)        5,299           (9,675)          (10,170)          6,235
    Inventory                                     2,419        (2,861)           8,346            10,765          (3,120)
    Prepaid expenses                             (2,914)          806            1,465            (1,449)         (4,491)
    Accounts payable and accruals                 5,605        (3,679)          11,091            16,696             167
    Income and other taxes payable                 (306)        1,128              (42)             (348)            615
                                                ---------------------    -------------------   -------------------------
                                                  4,309           693           11,185            15,494            (594)
                                                ---------------------    -------------------   -------------------------
  Cash provided by operating activities          30,891        19,041           25,769            56,660          34,959
                                                ---------------------    -------------------   -------------------------
Investing activities
  Equity investment                                   -             -           (9,607)           (9,607)              -
  Business acquisitions                         (25,483)            -                -           (25,483)              -
  Additions to property, plant and equipment    (11,930)      (14,981)          (6,204)          (18,134)        (27,952)
  Proceeds from disposals of property,
   plant and equipment                                -             -            5,655             5,655             235
                                                ---------------------    -------------------   -------------------------
                                                (37,413)      (14,981)         (10,156)          (47,569)        (27,717)
                                                ---------------------    -------------------   -------------------------
Financing activities
  Issuance of common shares, net of expenses        390           789              333               723           1,269
  Redemption of common shares                         -             -                -                 -            (242)
  Issuance of long-term debt                         66           136               70               136         230,136
  Repayment of long-term debt                       (22)          (65)             (24)              (46)       (241,486)
  Debt issue costs                                 (583)         (763)            (127)             (710)         (4,581)
  Cash held in escrow                                 -             -                -                 -          11,000
                                                ---------------------    -------------------   -------------------------
                                                   (149)           97              252               103          (3,904)
                                                ---------------------    -------------------   -------------------------
Increase (decrease) in cash                      (6,671)        4,157           15,865             9,194           3,338

Cash and cash equivalents at beginning of period 12,346        12,621           (3,519)           (3,519)         13,440
                                                ---------------------    -------------------   -------------------------
Cash and cash equivalents at end of period      $ 5,675     $  16,778         $ 12,346         $   5,675      $   16,778
                                                ---------------------    -------------------   -------------------------
Cash and cash equivalents

  Cash on hand (indebtedness)                      (475)        8,955            6,713              (475)          8,955
  Temporary investments                           6,150         7,823            5,633             6,150           7,823
                                                ---------------------    -------------------   -------------------------
                                                $ 5,675     $  16,778         $ 12,346         $   5,675      $   16,778
                                                ---------------------    -------------------   -------------------------

CONSOLIDATED BALANCE SHEET
(unaudited)
(in thousands of US dollars)

                                                                    June 30

                                                             1999           1998

--------------------------------------------------------------------------------
ASSETS

Current assets
  Cash and temporary investments                   $       5,675   $      16,778
  Accounts receivable                                    109,079         100,337
  Income and other taxes receivable                        5,218           4,378
  Inventories                                             93,088          99,720
  Prepaid expenses                                        15,281          10,170

                                                   -----------------------------

                                                         228,341         231,383

Property, plant and equipment                            780,894         784,542

Future income taxes                                        7,890           1,632

Deferred charges and other assets                         42,068          32,552

Goodwill                                                  19,374          20,481

                                                   -----------------------------

                                                   $   1,078,567   $   1,070,590

                                                   -----------------------------

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities                89,361          79,868
  Current portion of long-term debt                       17,427             294

                                                   -----------------------------

                                                         106,788          80,162

Long-term debt                                           345,204         362,298

Future income taxes                                        9,012           9,400

Other liabilities                                         31,620          20,031


SHAREHOLDERS' EQUITY

  Common shares                                          572,657         571,187
  Contributed surplus                                      2,408           2,408
  Retained earnings                                       10,878          25,104
                                                   -----------------------------
                                                         585,943         598,699
                                                   -----------------------------
                                                   $   1,078,567   $   1,070,590
                                                   -----------------------------

SEGMENTED INFORMATION
(unaudited)
(in thousands of US dollars)    Second quarter ended        6 months ended
                                        June 30                June 30
                                  1999         1998         1999      1998
                                --------------------    ------------------------

Net sales to third parties
 From Canada
  Within Canada                 $  34,231  $  35,943    $    61,469  $    66,026

  To the United States             52,818     36,267         98,343       75,452

  Other                             6,458     10,137         17,044       21,715
                                --------------------    ------------------------
                                $  93,507  $  82,347    $   176,856  $   163,193

  From the United States          125,112    121,216        240,187      246,721

                                --------------------    ------------------------
                                $ 218,619  $ 203,563    $   417,043  $   409,914
                                --------------------    ------------------------

Intercompany sales between
 geographic areas
  From Canada                   $   4,779  $   2,711    $     7,797  $     4,475

  From the United States              266        712            491          955

                                --------------------    ------------------------
                                $   5,045  $   3,423    $     8,288  $     5,430
                                --------------------    ------------------------

Operating earnings (loss)

  Canada                        $   9,844  $     986    $    12,493  $     5,137

  United States                     7,501      7,200          9,562       12,368

                                --------------------    ------------------------

                                $  17,345  $   8,186    $    22,055  $    17,505
                                --------------------    ------------------------


Identifiable assets

  Canada                                                $   443,325  $   441,110

  United States                                             635,242      629,480

                                                        ------------------------
                                                        $ 1,078,567  $ 1,070,590
                                                        ------------------------

SUMMARY OF OPERATIONS
(unaudited)
(in thousands of US dollars, except for units)
                                                                                       Woodlands,
                                                                                       Solid Wood
                                                       Primary                       and unallocated
Second Quarter ended June 30, 1999                      mills         Converting         amounts        Total
----------------------------------------------------------------------------------------------------------------

 Net sales to third parties                           $ 128,003       $   85,941      $   4,675      $   218,619

 Inter-segment sales                                     19,441                -              -           19,441
                                                      ----------------------------------------------------------
 Total                                                $ 147,444       $   85,941      $   4,675      $   238,060

 EBITDA                                                  29,180            5,008           (245)          33,943

 Amortization                                            14,035            2,162            401           16,598

 Operating earnings (loss)                               15,145            2,846           (646)          17,345

 Identifiable assets                                    766,532          232,083         79,952      $ 1,078,567

 Additions to property, plant and equipment               7,278            4,644              8           11,930

 Sales to third parties (short tons)                    337,229                -              -
 Sales to third parties - corrugated containers (MMSF)        -            1,304              -
 Sales to third parties - liquid and food (short tons)        -           17,183              -
 Inter-segment sales (short tons)                        49,822                -              -


                                                                                       Woodlands,
                                                                                       Solid Wood
                                                       Primary                       and unallocated
Second Quarter ended June 30, 1998                      mills         Converting         amounts        Total
----------------------------------------------------------------------------------------------------------------

 Net sales to third parties                           $ 123,721       $   75,411      $   4,431      $   203,563

 Inter-segment sales                                     22,400                -              -           22,400
                                                      ----------------------------------------------------------
 Total                                                $ 146,121       $   75,411      $   4,431      $   225,963

 EBITDA                                                  20,984            4,989         (1,530)          24,443

 Amortization                                            13,715            2,100            442           16,257

 Operating earnings (loss)                                7,269            2,889         (1,972)           8,186

 Identifiable assets                                    825,205          186,364         59,021        1,070,590

 Additions to property, plant and equipment              11,498            2,681            802           14,981

 Sales to third parties (short tons)                    319,367                -              -
 Sales to third parties - corrugated containers (MMSF)        -            1,182              -
 Sales to third parties - liquid and food (short tons)        -           13,504              -
 Inter-segment sales (short tons)                        59,542                -              -

SUMMARY OF  OPERATIONS - YEAR TO DATE
(unaudited)
(in thousands of US dollars, except for units)
                                                                                       Woodlands,
                                                                                       Solid Wood
                                                       Primary                       and unallocated
Six months ended June 30, 1999                          mills         Converting         amounts        Total
----------------------------------------------------------------------------------------------------------------


 Net sales to third parties                           $ 247,524       $  161,212      $   8,307      $   417,043

 Inter-segment sales                                     37,779                -              -           37,779
                                                      ----------------------------------------------------------
 Total                                                $ 285,303       $  161,212     $    8,307      $   454,822

 EBITDA                                                  45,232           10,637           (781)          55,088

 Amortization                                            28,029            4,196            808           33,033

 Operating earnings (loss)                               17,203            6,441         (1,589)          22,055

 Identifiable assets                                    766,532          232,083         79,952        1,078,567

 Additions to property, plant and equipment              11,061            6,890            183           18,134

 Sales to third parties (short tons)                    686,726                -              -
 Sales to third parties - corrugated containers (MMSF)        -            2,570              -
 Sales to third parties - liquid and food (short tons)        -           33,367              -
 Inter-segment sales (short tons)                       101,176                -              -

                                                                                       Woodlands,
                                                                                       Solid Wood
                                                       Primary                       and unallocated
Six months ended June 30, 1998                          mills         Converting         amounts        Total
----------------------------------------------------------------------------------------------------------------

 Net sales to third parties                           $ 252,484       $  147,725     $    9,705      $   409,914

 Inter-segment sales                                     42,555                -              -           42,555
                                                      ----------------------------------------------------------
 Total                                                $ 295,039       $  147,725     $    9,705      $   452,469

 EBITDA                                                  42,700            8,936         (2,086)          49,550

 Amortization                                            27,261            3,905            879           32,045

 Operating earnings (loss)                               15,439            5,031         (2,965)          17,505

 Identifiable assets                                    825,205          186,364         59,021        1,070,590

 Additions to property, plant and equipment              19,171            7,848            933           27,952

 Sales to third parties (short tons)                    644,398                -              -
 Sales to third parties - corrugated containers (MMSF)        -            2,276              -
 Sales to third parties - liquid and food (short tons)        -           27,375              -
 Inter-segment sales (short tons)                       110,618                -              -
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